UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

In July 2014, Sanofi issued the statements attached hereto as Exhibits 99.1 to 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated July 31, 2014: 2nd quarter and half year Results for 2014

Exhibit 99.2	Press release dated July 30, 2014: Sanofi and Regeneron Announce Plan to Use Priority Review Voucher For Alirocumab U.S. FDA Submission

Exhibit 99.3	Press release dated July 30, 2014: Sanofi and Regeneron Report Positive Top-Line Results from Nine Phase 3 Trials of Alirocumab in People with Hypercholesterolemia

Exhibit 99.4	Genzyme Product Sales Statement, for the Product Sales Measuring Period ended June 30, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 31, 2014		SANOFI

	By	/S/ John Felitti
		Name:	John Felitti
		Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated July 31, 2014: 2nd quarter and half year Results for 2014

Exhibit 99.2	Press release dated July 30, 2014: Sanofi and Regeneron Announce Plan to Use Priority Review Voucher For Alirocumab U.S. FDA Submission

Exhibit 99.3	Press release dated July 30, 2014: Sanofi and Regeneron Report Positive Top-Line Results from Nine Phase 3 Trials of Alirocumab in People with Hypercholesterolemia

Exhibit 99.4	Genzyme Product Sales Statement, for the Product Sales Measuring Period ended June 30, 2014